

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2013

Via E-mail
William A. White
President and Chief Executive Officer
Coastway Bancorp, Inc.
One Coastway Plaza
Cranston, RI 02910

>   **Re: Coastway Bancorp, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed September 12, 2013**
>   **File No. 333-191120**

Dear Mr. White:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   The staff notes Mr. White's comments that appeared in the Providence Journal's August 31, 2013 article. Please advise the staff as to how the interview came about, particularly how it was initiated. In addition, advise the staff how this communication was consistent with Rule 135 of the Securities Act regarding pre-filing communications.

2.   Please include in your next amendment all graphics, maps and related captions as they will appear in the prospectus.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act,

whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Summary

Market for Common Stock, page 13

4.   Please revise to disclose that Sandler O'Neill intends to make a market in your common stock following the conversion and stock offering, but it is under no obligation to do so.

Risk Factors

We have a high concentration of loans secured by real estate..., page 15

5.   Insofar as the information is available, please quantify the extent to which real estate values in the state of Rhode Island have declined during the last several years.

There may be a limited trading market in our common stock..., page 23

6.   Please revise to describe in greater detail the "certain conditions" that must be fulfilled in connection with the listing of your common stock on the Nasdaq Capital Market.

Pro Forma Data, pages 39-44

7.   With a view toward expanded disclosure in note 4 to the tabular presentation, please tell us how you determined the pro forma stock option adjustment for all share issuance levels for the year ended December 31, 2012.

8.   Please tell us how you determined the number of shares outstanding on page 42 for pro forma net income per share calculations for all share issuance levels for the six months ended June 30, 2013.

Comparison of Valuation and Pro Forma Information with and without the Charitable Foundation, page 45

9.   With a view toward expanded disclosure, please tell us how you determined the estimated stock offering amount, total pro forma assets and total shares issued at and for the six months ended June 30, 2013 at all offering ranges assuming the stock offering was completed at the beginning of the six-month period, without the charitable foundation.

Critical Accounting Policies, page 48

10.   Your critical accounting policies disclosures have the same or less disclosure than that reported in the notes to the financial statements. Disclosures included in the *Critical Accounting Policies* section of the MD&A should supplement the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. Please revise your critical accounting policies to disclose the following:

- How you arrived at the estimate,
- How accurate the estimate has been in the past,
- How much the estimate has changed in the past, and
- How much the estimate is reasonably likely to change in the future.

Business of Coastway Community Bank

Market Area, page 65

11.   Please revise to provide information as to the population size, expected growth rate, and reason for this, for your market area. We note the demographic trend information in the appraisal report.

Executive Officer Compensation

Summary Compensation Table, page 107

12.   Please revise to disclose how the bonus amounts in the table were determined. Refer to Item 402(o) of Regulation S-K.

The Conversion and Plan of Reorganization

Determination of Share Price and Number of Shares to be Issued, page 118

13.   Please revise to disclose the fees paid to RP Financial, LC. during the past three fiscal years, or disclose if no fees were paid.

Financial Statements

Consolidated Statements of net Income, page F-4

14.   You classified write-downs on real estate held for sale within noninterest income. Please tell us your basis for classifying these expenses with other sources of revenue and why these expenses were not classified within noninterest expense.

Note 1. Summary of Significant Accounting Policies

Allowance for Loan Losses, page F-12

15.   We note the statement that management uses a ten year historical loss period to capture relevant loss data for each loan segment. Please tell us how you have considered placing additional weight on the more recent years in this look-back period given that the economic conditions and real estate values within the market area have declined significantly during the last several years. In this regard, quantify the adjustments made by loan segment for each period presented and discuss the specific facts and circumstances for why the adjustments were needed. Also, discuss the amount of the allowance for loan losses that is attributable to the qualitative factors as of each period end presented and provide a discussion of the facts and circumstances related to any trends in this amount.

Exhibits

16.   We note that you plan to file forms of federal and state tax opinions by amendment. Please file signed and dated opinions.

17.   Please file all missing exhibits as soon as possible. They are subject to the staff's review and we will need time to conduct that review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chris Harley at (202) 551-3695 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
        Jeanette Fritz
        Benjamin M. Azoff, Esq.